EXHIBIT 99.1

FreeSeas Schedules Financial Results and Conference Call for Its 2009 First Quarter; Announces New Charter for Its Handysize Vessel Free Maverick

PIRAEUS, Greece, May 21, 2009 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas") or the "Company"), a provider of seaborne transportation for dry bulk cargoes, announced today that it will release financial results for its first quarter ended March 31, 2009 prior to the opening of the stock market on Thursday, May 28, 2009. The Company will then discuss these results in a conference call later that morning at 11:00 a.m. ET.

Conference Call Details

 The dial-in numbers are: (866) 861-6730 (US)
                          (702) 696-4678 (INTERNATIONAL)

Slide Presentation and Webcast

The conference call will also be broadcast live via the "Investor Relations" section of FreeSeas's website at www.freeseas.gr. The Company will also have an accompanying slide presentation available in PDF format 30 minutes prior to the conference call. Once at the "Investor Relations" section, interested parties should click on "Conference Calls," or go directly to: http://investor.shareholder.com/media/eventdetail.cfm?mediaid=36693&c=FREE&mediakey=C78307CCF204FC3291AFCA74BAB21D67&e=0.

The webcast will be archived and accessible for approximately 30 days if you are unable to listen to the live call. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. If you are unable to participate in the live call, the conference call will be archived and can be accessed for approximately 90 days.

New Charter for Free Maverick

The Company also announced today that it has successfully obtained charter hire for its vessel, Free Maverick. The Free Maverick, a 1998-built, 23,994 dwt Handysize vessel, has been fixed for a time charter trip of approximately 70 days at $7,500 per day.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as ``expects,'' ``intends,'' ``plans,'' ``believes,'' ``anticipates,'' ``hopes,'' ``estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT: FreeSeas Inc.
         Ion Varouxakis, Chief Executive Officer
         011 30 210 45 28 770
         info@freeseas.gr

         The Equity Group Inc.
         Adam Prior, Vice President
         212 836-9606
         aprior@equityny.com